Exhibit 99.6

20 February 2007	For media enquiries please call Cameron Hamilton on:
Tel: (02) 8274 5304 or Mob: 0425 344 688.
For analyst enquiries please call Steve Ashe on:
Tel: (02) 8274 5246 Mob: 0408 164 011.
Three directors resign from James Hardie Board
The Board of James Hardie announced today that it has regretfully accepted the resignations from the Board and Board Committees of Chairman, Meredith Hellicar, and non-executive directors, Michael Brown and Michael Gillfillan. Copies of their letters of resignation are attached to this announcement.
Announcing the resignations, Acting Chairman, John Barr said the company acknowledges the valuable contributions of the three departing directors during their term, especially in helping finalise the asbestos compensation funding proposal that was approved by security holders on 7 February 2007 and regrets that they have found it necessary to resign their Board positions.
“The Board acknowledges that these three directors have put the best interests of the company ahead of their own personal circumstances in deciding to remove any conflict of interest by bringing forward their resignations,” Mr Barr said.
“All three have made invaluable contributions to the company, but I must single out Meredith Hellicar for special thanks for her role as the Chairman of James Hardie Industries NV during the negotiations on the asbestos compensation settlement. Meredith worked incredibly hard, at great personal cost, to gain the equitable conclusion we have just reached for all stakeholders and we owe her a debt of gratitude for that.”
The resignations bring forward by some months the planned departures from the James Hardie Board of each of the three directors. When Meredith Hellicar and Michael Gillfillan were re-elected to the Board last September, they each announced that they would resign during their current three-year term. Michael Brown announced his plans for departure within three years when he was re-elected in September 2005.
Board renewal has largely been completed with two new directors appointed in December 2006 (Brian Anderson and Don DeFosset) and two more in February 2007 (Michael Hammes and Rudy van der Meer).
Following the directors’ resignations, the Board has announced that the current deputy chairman, John Barr, has been appointed Acting Chairman and Donald McGauchie has been appointed Acting Deputy Chairman.
Brian Anderson has been appointed chairman and designated financial expert of the company’s Audit Committee, replacing former chairman, Michael Brown. The other members of the Audit Committee are Michael Hammes and James Loudon. Mr Loudon had previously advised his plans to retire from the Board on 31 March 2007, but he has now agreed to stay on for a brief period to oversee the smooth transition to the new directors.
END

Media Enquiries:
Cameron Hamilton

Telephone:	61 2 8274 5304
Mobile:	61 425 344 688
Email:	media@jameshardie.com.au
Facsimile:	61 2 8274 5218
Investor and Analyst Enquiries:
Steve Ashe — Vice President Investor Relations

Telephone:	61 2 8274 5246
Mobile:	61 408 164 011
Email:	steve.ashe@jameshardie.com.au
Facsimile:	61 2 8274 5218
www.jameshardie.com
Disclaimer
The exhibit attached to this Company Statement contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of forward-looking statements include:
•	expectations about the timing and amount of payments to the Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven asbestos-related personal injury and death claims;

•	expectations with respect to the effect on our financial statements of those payments;

•	expectations that our credit facilities will be extended or renewed;

•	projections of our operating results or financial condition;

•	statements regarding our plans, objectives or goals, including those relating to competition, acquisitions, dispositions and our products;

•	statements about our future performance; and

•	statements about product or environmental liabilities.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.
Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Risk Factors” beginning on page 5 of our Form 20-F filed on 29 September 2006 with the Securities and Exchange Commission, include but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF and the effect of foreign exchange on the amount recorded in our financial statements as an asbestos provision; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of our research and development efforts; our reliance on a small number of product distributors; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; foreign exchange risks; the successful implementation of new software systems; and the successful implementation of the internal control over financial reporting requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as codified by Item 308 of regulation S-K. We caution you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.

20 February 2007
Mr John Barr
Deputy Chairman
James Hardie Industries NV
Atrium, 8th Floor
Strawinskylaan 3077
1077ZX Amsterdam
The Netherlands
Dear John
Following last week’s announcement by ASIC that it has initiated proceedings against me and the other former non-executive Directors of JHIL, as well as against JHI NV and JHIL and certain former senior executives, I appreciate greatly the Supervisory Board’s support and its request that I remain as Chairman of JHINV.
However, as I said to you on the phone, although the Supervisory Board has put in place a Special Matter Committee to ensure that decisions by JHI NV in relation to the proceedings would be independent of me (and the other directors involved), I believe that for me to stay on the Board at this time may create perceptions that the Board is affected by conflict of interest in this regard and that this could possibly limit the company’s ability to deal with these matters.
I was delighted to see at our Board meeting earlier this month how quickly our new Directors have come up to speed and already begun to contribute so strongly to the company and am confident of the excellent quality of the other candidates we have identified. I am also pleased that my expectation that we will now have sufficient available strength on the Board from which to select a new Chairman has proved correct.
As you are aware, I assumed the Chairmanship with the commitment that I would stay until we had secured an appropriate asbestos funding arrangement and undertaken the process of Board renewal. In anticipation of achieving those in the early part of this year, I announced at our AGM in 2006 that I would retire from the Board during my current term.
Although we had anticipated that my retirement might take place several months from now, in light of last week’s developments and the resulting potential for perceived conflict, I feel it is best that I resign from the Supervisory Board of JHINV at the earliest opportunity and preferably with immediate effect.
I am immensely proud of our asbestos settlement and am confident of the company’s future success and the strength and calibre of the Board to lead the company into its next phase. I wish the company the very best and look forward to maintaining my friendships, both old and new, with all my fellow Directors.
Your sincerely,
Meredith Hellicar
Chairman

Michael R. Brown
20 February 2007
The Supervisory Board
c/o The Secretary
James Hardie Industries NV
Atrium, 8th Floor
Strawinskylaan 3077
1077ZX Amsterdam
The Netherlands
Dear Ben,
As you are aware, at the time of my last re-election to the Supervisory Board in 2005, I indicated that I would retire from the Supervisory Board during my current term of office.
I think the appropriate time has arrived, and I hereby submit my resignation from the Supervisory Board of JHI NV, effective immediately.
I greatly appreciate the indication of support I have had from the Supervisory Board in requesting that I remain a member of it. However I consider that to do so may be awkward both for JHI NV and other members of the Supervisory Board, and for me, in the light of the process required for me and others (including JHI NV) to defend themselves against the various claims made last week by ASIC. In light of JHI NV’s involvement as a co-defendant in ASIC’s claims, and despite the corporate governance procedures put in place by the Supervisory Board to ensure that this is not the case, it may be perceived that decisions by JHI NV in relation to ASIC’s clams might be affected by conflict of interest.
I resign confident that, with the recent addition of several new directors, I leave the Supervisory Board in good shape to govern the company.
I have been pleased to be part of the extraordinary growth and development of James Hardie over the past fourteen years, and wish the company every continuing success.
Sincerly,

20 February 2007
The Secretary
James Hardie Industries NV
Atrium, 8th Floor
Strawinskylaan 3077
1077ZX Amsterdam
The Netherlands
Dear Ben,
As you are aware, at the time of my last re-election to the Supervisory Board in 2006, I indicated that I would retire from the Supervisory Board during my current term of office.
I think the appropriate time has arrived, and I hereby submit my resignation from the Supervisory Board of JHI NV and Committees, effective immediately.
I greatly appreciate the indication of support I have had from the Supervisory Board in requesting that I remain a member of it. However I consider that to do so may be awkward both for JHI NV and other members of the Supervisory Board and for me in the light of the process required for me and others (including JHI NV) to defend themselves against the various claims made last week by ASIC. In light of JHI NV’s involvement as a co-defendant in ASIC’s claims, and despite the corporate governance procedures put in place by the Supervisory Board to ensure that this is not the case, it may be perceived that decisions by JHI NV in relation to ASIC’s clams might be affected by conflict of interest.
I resign confident that, with the recent addition of several new directors, I leave the Supervisory Board in good shape to govern the company.
I have been pleased to be part of the extraordinary growth and development of James Hardie over the past several years, and wish the company every continuing success.
Sincerly,